UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-33768

AIFU INC.

27/F, Pearl River Tower
No.15 West Zhujiang Road
Tianhe District, Guangzhou 510623
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIFU Inc.

By:	/s/ Mingxiu Luan
Name: Title:	Mingxiu Luan Chief Executive Officer

Date: July 7, 2025

Exhibit Index

Exhibit No.	Description.

Exhibit 99.1	Press Release
Exhibit 99.2	Form of Securities Purchase Agreement by and Between AIFU Inc. and Certain Investors Dated As of July 7, 2025
Exhibit 99.3	Form of Warrant Dated As of July 7, 2025

2